Exhibit 99.6

TSX, NYSE — HBM

2015 No. 11

Hudbay Releases First Quarter 2015 Results and Declares Commercial Production at Constancia Mine

Toronto, Ontario, May 7, 2015 — HudBay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2015 financial results and announced that its 100%-owned Constancia mine in Peru achieved commercial production on April 30, 2015. Ocean shipments of copper concentrate from Constancia began in April 2015, and the mine and concentrator are currently operating at or above design capacity.

“Reaching commercial production on schedule at the Constancia mine is a major milestone for Hudbay,” said David Garofalo, president and chief executive officer. “This achievement strengthens our position as a low cost, high quality copper and zinc producer. Constancia has allowed us to broaden our skills as a mine developer, and given its ongoing ramp up, we continue to expect to meet our corporate production and cost guidance for 2015.”

In the first quarter of 2015, operating cash flow before stream deposit and change in non-cash working capital increased to $24.1 million from negative $4.6 million in the first quarter of 2014.

The net loss and loss per share in the first quarter of 2015 were $23.7 million and $0.10, respectively, compared to a net loss and loss per share of $27.2 million and $0.15, respectively, in the first quarter of 2014. Net loss and loss per share in the first quarter of 2015 were affected by, among other things, the following items:

	Pre-tax gain (loss) ($ millions)	After-tax gain (loss) ($ millions)	Per Share ($/share)
Loss as a result of provisional pricing adjustments	(5.0)	(3.3)	(0.01)
Foreign currency translation losses	(10.0)	(11.2)	(0.05)
Non-cash deferred tax adjustments	—	(9.1)	(0.04)

Financial and Operating Results

Cash flow from operations and net earnings were positively impacted by increased revenue as a result of significant increases in production of all metals as the Reed and Lalor mines achieved commercial production in 2014. While substantially improved when compared to the prior year, cash flow from operations, net earnings and cash cost per pound of copper were all negatively impacted by unsold copper and gold during the quarter. More specifically, Hudbay continues to have approximately 6,000 tonnes of unsold copper in concentrate as a result of logistical and other issues, as well as approximately 9,000 ounces of unstreamed gold produced in the first quarter of 2015 that was not sold.

TSX, NYSE — HBM 2015 No. 11

Net earnings were also negatively affected by higher depreciation expense resulting from commercial production at Reed and Lalor, as well as higher depreciation expense due to revised mine planning assumptions at 777.

Financial Performance	Three Months Ended March 31
($000s except per share and cash cost amounts)	2015	2014
Revenue	160,652	106,779
Loss before tax	(13,076)	(24,139)
Basic and diluted loss per share[1]	(0.10)	(0.15)
Loss for the period	(23,708)	(27,219)
Operating cash flow[2,3]	24,055	(4,634)
Operating cash flow per share[3]	0.10	(0.02)
Cash cost, after by-product credits (per pound sold) - US$[3]	1.39	2.30
Production
Contained metal in concentrate[4]
Copper (tonnes)	15,008	7,954
Gold (troy oz.)	23,676	18,648
Silver (troy oz.)	310,867	187,001
Zinc (tonnes)	22,906	19,294
Metal Sold
Payable metal in concentrate
Copper (tonnes)	10,995	5,539
Gold (troy oz.)	12,350	10,766
Silver (troy oz.)	100,317	102,809
Refined zinc (tonnes)	23,779	21,104

1Attributable to owners of the company.

2Before stream deposit and change in non-cash working capital.

3Refer to “Non-IFRS Financial Performance Measures” on page 6 of this news release.

4Includes pre-commercial production volumes.

Cash and cash equivalents decreased by $84.7 million from December 31, 2014 to $122.5 million as at March 31, 2015. This decrease was mainly a result of $164.7 million of investments primarily at the Constancia project, interest payments of $55.6 million, and deposits of restricted cash in Peru of $27.7 million.

At March 31, 2015, Hudbay had total available and committed liquidity of approximately $464 million, including $122.5 million in cash and cash equivalents and availability under Hudbay’s credit facilities. In the second quarter, Hudbay expects to commence realizing substantial cash flow from the sale of copper concentrates from Constancia, and to receive value added tax refunds from the Peruvian government of approximately US$38 million. Hudbay expects that its current liquidity and these expected cash flows will be sufficient to meet its liquidity needs for 2015.

TSX, NYSE — HBM 2015 No. 11

Peru Operations Review

The Constancia mine commenced production of copper concentrate in December 2014, and achieved commercial production on April 30, 2015. Ocean shipments began in April 2015, and the mine and concentrator are currently operating at or above design capacity. A summary of the tonnage and grade of ore processed over the first four months of 2015 follows:

	Tonnes of Ore Processed
	Monthly	Daily (Average)	Copper Grade (%)
January	418,681	13,506	0.36
February	493,756	17,634	0.40
March	1,521,045	49,066	0.47
April	2,359,046	78,635	0.61

The ramp up has met management’s expectations with regards to throughput, recovery and product quality. The plant is performing as designed and throughput has occasionally exceeded design capacity due to favourable ore characteristics, with peaks of over 90,000 tonnes per day. Copper recovery in April averaged just over 65% which is in line with ramp up design and expectations. Concentrate grade has averaged 27% copper year-to-date with average concentrations of deleterious elements below penalty levels. As at April 30, 2015, 42,575 tonnes of copper concentrate had been produced, of which approximately 20,500 tonnes had been shipped.

The focus in the initial stages of ramp up was on ore throughput with an aim to meet saleable concentrate specifications. The focus is currently on increasing copper recovery while maintaining throughput and concentrate quality. A key component of improving copper recovery is expected to be the recently started concentrate regrind circuit. Hudbay continues to expect the operation to achieve steady state design and feasibility level recoveries of copper in the fourth quarter of 2015. In addition, assuming that the copper ramp up continues as planned, the company intends, in the second quarter of 2015, to begin to ramp up the molybdenum concentrate separation circuit, which has achieved mechanical completion.

Mining fleet performance is approaching design expectations; a mine dispatch system has been installed and is providing the necessary data to further optimize the fleet. To date, mine reconciliations have indicated that the long term model is supported by field measurements. Although it is too early to evaluate mine reconciliation metrics, management is confident that grade and geology characteristics are well represented in the long term plan.

Sustaining capital expenditures are ongoing as planned; the tailings management facility, and the water harvesting and management are in scope and on schedule.

Hudbay has received approval of a second modification to the Environmental and Social Impact Assessment (“ESIA”) for Constancia. The ESIA modification recognizes the current infrastructure and incorporates the mining of the Pampacancha deposit. Hudbay expects to begin negotiations for the purchase of surface rights to the Pampacancha deposit later this year.

TSX, NYSE — HBM 2015 No. 11

Manitoba Operations Review

For the first quarter of 2015, ore processed at Hudbay’s Manitoba business unit was 14% higher compared to the same period in 2014 primarily as a result of increased production at Reed and Lalor. Compared to the first quarter of 2014, copper grades were 18% higher as a result of increased production at Reed, which had higher copper head grades, as well as normal mine sequencing at the company’s other mines. Processed zinc and gold head grades in the first quarter of 2015 were relatively consistent with the same period in 2014. Recoveries of copper, zinc and gold in the first quarter of 2015 were marginally higher compared to the same period of 2014 as a result of achieving steady operations at the company’s two new mines. Combined Manitoba mine/mill unit operating costs were essentially unchanged from last year.

On May 4, 2015, Hudbay closed a transaction to acquire a 100% interest in the New Britannia mine and mill, located in Snow Lake, Manitoba, for approximately US$11 million in net cash consideration, plus a contingent payment of US$5 million. The New Britannia mill (the “NBM mill”) is currently on care and maintenance. If refurbished, it has the potential to process approximately 2,000 tonnes per day of gold zone ore from the Lalor mine, and includes an existing Carbon-in-Pulp circuit that has historically produced gold doré on site. It is expected that a paste backfill plant for Lalor will be required in addition to the refurbishment of the NBM mill. Ore from Lalor will continue to be processed at the Snow Lake concentrator, while engineering work is carried out on a potential restart of the NBM mill. It is anticipated that the results of a technical study on the NBM mill, including the estimated costs and timing of a potential restart, will be available in 2016. As a result of the acquisition of the NBM mill, Hudbay no longer expects to construct a new concentrator at Lalor.

The collective agreements with each of the seven labour unions representing employees at the Manitoba business unit expired on December 31, 2014. The membership of the International Association of Machinists and Aerospace Workers, Local No. 1848 (the “IAM”) rejected a formal offer and commenced a strike action on May 2, 2015. Hudbay anticipates that operations will continue under a comprehensive contingency plan during the IAM’s strike. Negotiations with the other six unions are ongoing.

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Lalor Copper-Gold Zone Exploration Results

At Hudbay’s Lalor mine, the company has drilled 14 holes, totalling 4,537.6 metres, to better define the copper-gold zone from the underground 1,025 metre level exploration drift. Preliminary results to date, as shown in the tables below1, indicate that the high-grade copper-gold mineralization as drilled from underground is of similar quantity and quality as indicated by surface drilling. Based on these preliminary results, Hudbay will proceed with a 400 metre Phase 2 exploration ramp extension to the north.

Drill platforms from the Phase 2 exploration ramp will allow testing of the copper-gold zones down plunge, and step out drilling to the east and west. Further exploration drilling is expected to proceed on completion of the exploration ramp extension in the second half of 2015. Phase 2 development will maintain a drift size capable of accommodating future mine equipment and related infrastructure for mining the copper-gold zones.

Hole	Core Length[2] (m)	From (m)	To (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)
LX0001	52.66	245.42	298.08	2.71	7.22	15.92	0.18
Includes	6.96	245.42	252.38	6.29	12.16	25.85	0.31
Includes	11.58	286.50	298.08	8.30	25.43	54.89	0.59
LX0002	34.55	231.00	265.55	9.32	12.46	52.17	0.61
LX0003	14.68	257.12	271.80	3.54	5.15	22.96	0.16
LX0004	17.11	217.14	234.25	1.61	2.35	8.72	0.10
LX0005	1.00	260.18	261.18	2.67	2.67	38.26	0.07
LX0006	5.32	291.38	296.70	1.87	1.51	16.26	0.13
LX0007	Assays Pending
LX0008	Assays Pending
LX0009	Assays Pending
LX0010	Assays Pending
LX0011	Assays Pending
LX0012	Assays Pending
LX0013	21.47	297.28	318.75	2.99	6.64	13.56	0.12
LX0014	Assays Pending

1The quality assurance and quality control measures and the sampling, analytical and testing procedures that were applied and utilized during the execution of the exploration work at Lalor were substantially similar to those discussed in the Technical Report for Lalor that was previously filed on SEDAR, titled Pre-Feasibility Study Technical Report, on the Lalor Deposit, Snow Lake, Manitoba, Canada, effective as of March 29, 2012.  There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

2Due to varying angles of the drill holes and almost flat-lying nature of the copper-gold zone, true width is approximately 50% to 100% of core length.

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	Collar Location
Hole	NAD83 Zone 14 East	NAD83 Zone 14 North	Distance Below Surface (m)	Core Size	Azimuth (degrees)	Dip (degrees)	Length (m)
LX0001	426785	6081394	1,022	NQ	8.9	-63	605.1
LX0002	426785	6081394	1,022	NQ	8.9	-68	311.0
LX0003	426784	6081394	1,022	NQ	358.9	-63	362.4
LX0004	426785	6081394	1,022	NQ	8.9	-73	329.1
LX0005	426784	6081394	1,022	NQ	358.9	-68	350.2
LX0006	426783	6081394	1,022	NQ	334.9	-66	350.0
LX0007	426782	6081349	1,021	NQ	185.9	-68	227.4
LX0008	426783	6081349	1,021	NQ	160.9	-66	230.4
LX0009	426782	6081349	1,021	NQ	185.9	-77	230.4
LX0010	426784	6081349	1,021	NQ	146.9	-73	317.4
LX0011	426784	6081357	1,021	NQ	150	-83	224.4
LX0012	426782	6081356	1,021	NQ	234	-83	227.3
LX0013	426784	6081395	1,022	NQ	359.1	-57	500.5
LX0014	426786	6081394	1,022	NQ	37.1	-81	272.0

To view the Lalor plan view click here.

To view the vertical composite section click here.

Non-IFRS Financial Performance Measures

Operating cash flow per share and cash cost per pound of copper sold are included in this news release because the company believes that, in the case of operating cash flow per share, it helps investors and management to evaluate changes in cash flow while taking into account changes in shares outstanding, and in the case of cash cost per pound of copper sold, it helps investors assess the performance of the company’s operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow Per Share

The following table presents Hudbay’s calculation of operating cash flow per share for the three months ended March 31, 2015 and March 31, 2014:

	Three Months Ended March 31
($000s except shares and per share amounts)	2015	2014
Operating cash flow before stream deposit and change in non-cash working capital	24,055	(4,634)
Weighted average shares outstanding - basic	233,624,783	186,031,709
Operating cash flow per share ($)	0.10	(0.02)

TSX, NYSE — HBM 2015 No. 11

Cash Cost Per Pound of Copper Sold

Cash cost per pound of copper sold is a non-IFRS measure that management uses as a key performance indicator to assess the performance of the company’s operations. Hudbay’s calculation designates copper as its primary metal of production as it has been, and is expected to be, the largest component of revenues. The calculation is presented in two manners:

•                  Cash cost per pound of copper sold, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper sold, Hudbay’s primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of metal sales, and an increase in production of a by-product metal will tend to result in an increase in cash costs under this measure, regardless of the profitability of the increased by-product metal production.

•                  Cash cost per pound of copper sold, net of by-product credits - In order to calculate the cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold and silver are significant and are integral to the economics of Hudbay. The economics that support Hudbay’s decision to produce and sell copper would be different if the company did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure Hudbay’s operating performance versus that of its competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

The following table presents Hudbay’s calculation of gross cash cost per pound of copper sold and cash cost per pound of copper sold, net of by-product credits for the three months ended March 31, 2015 and March 31, 2014.

TSX, NYSE — HBM 2015 No. 11

	Three Months Ended
	Mar. 31	Mar. 31
($000s except dollar per pound amounts)	2015	2014
By-product credits:
Zinc	66,768	52,189
Gold	19,118	14,115
Silver	2,455	2,343
Other	1,689	984
Total by-product credits	90,030	69,631
Less: deferred revenue	(9,659)	(7,061)
Less: pre-production credits	—	(4,548)
Total by-product credits, net of pre-production credits	80,371	58,022

By-product credits, per net copper pound sold:
Zinc	2.75	4.82
Gold	0.79	1.30
Silver	0.10	0.22
Other	0.07	0.09
Total by-product credits	3.71	6.43
Less: deferred revenue	(0.40)	(0.65)
Less: pre-production credits	—	(0.42)
Total by-product credits, net of pre-production credits	3.31	5.36

Cash cost, before by-product credits	122,199	85,422
By-product credits, net of pre-production credits	(80,371)	(58,022)
Cash cost, after by-product credits	41,828	27,400

Pounds of copper sold	24,239	12,212
Less: pre-production pounds of copper sold	—	(1,384)
Net pounds of copper sold	24,239	10,828

Cash cost, before by-product credits (per pound sold)	5.04	7.89
By-product credits (per pound sold)	(3.31)	(5.36)
Cash cost per pound of copper sold, after by-product credits	1.73	2.53
Average US$/C$ exchange rate	1.24	1.10
Cash cost, after by-product credits (per pound sold) — US$	1.39	2.30
Reconciliation to IFRS:
Cash cost, after by-product credits	41,828	27,400
By-product credits	90,030	69,631
Change in deferred revenues	(9,659)	(7,061)
Pre-production revenue	—	(4,548)
Treatment and refining charges	(10,153)	(5,054)
Share based payment	307	241
Adjustments related to zinc inventory write-downs (reversals)	—	674
Cost of sales — operating costs (excluding depreciation)	112,353	81,283

TSX, NYSE — HBM 2015 No. 11

When expressed in Canadian dollars, cash cost after by-product credits for the first quarter of 2015 was $1.73/lb, compared to $2.53/lb for the same period in 2014. Cash cost before by-product credits in the first quarter of 2015 was $2.85/lb lower compared to the same period in 2014 primarily due to a lower ratio of by-product to copper sales in the current quarter, resulting in lower volume related by-product costs per pound of copper sold. Similarly, the decrease in by-product credits of $2.05/lb compared to the same period in 2014 was due primarily to a lower ratio of by-products to copper sales. Consequently, these two offsetting factors resulted in a net decrease to cash cost after by-product credits in the first quarter of 2015 compared to the same period in 2014.

Website Links

Hudbay:

www.hudbayminerals.com

Management’s Discussion and Analysis:

www.hudbayminerals.com/files/doc_financials/2015/Q1/IMDAQ115.pdf

Financial Statements:

www.hudbayminerals.com/files/doc_financials/2015/Q1/IFSQ115.pdf

Conference Call and Webcast

Date:	Friday, May 8, 2015

Time:	10 a.m. ET

Webcast:	www.hudbayminerals.com

Dial in:	416-849-1847 or 1-866-530-1554

Replay:	647-436-0148 or 1-888-203-1112

Replay Passcode:	5000396#

The conference call replay will be available until 1 p.m. (Eastern Time) on May 15, 2015. An archived audio webcast of the call also will be available on Hudbay’s website.

Qualified Person

The technical and scientific information in this news release related to the Constancia project has been approved by Cashel Meagher, P. Geo, Hudbay’s Vice-President, South America Business Unit. The technical and scientific information related to all other sites and projects contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of

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scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for Hudbay’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, production at Hudbay’s Constancia, 777, Lalor and Reed mines, processing at Hudbay’s Constancia concentrator, Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, anticipated production from Hudbay’s projects and events that may affect Hudbay’s projects, including a strike action that has been commenced by one union at Hudbay’s Manitoba operations, a potential work stoppage or labour disruption at Hudbay’s Manitoba operations and the anticipated effect of external factors on revenue, such as commodity prices, the potential to refurbish the recently acquired New Britannia mill and utilize it to process ore from Hudbay’s Lalor mine, Hudbay’s expectation that it will no longer construct a new concentrator at Lalor, the anticipated exploration and development expenditures and activities and the possible success of such activities at Lalor and elsewhere, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by Hudbay at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the successful ramp up of production and recoveries at Constancia;

•                  the success of mining, processing, exploration and development activities;

•                  the accuracy of geological, mining and metallurgical estimates;

•                  the costs of production;

•                  the ability to successfully negotiate new collective bargaining agreements for Hudbay’s Manitoba operations;

•                  the availability and successful implementation of contingency plans for labour disruptions at Hudbay’s Manitoba operations, including as a result of the strike action that has been commenced by one union;

•                  the supply and demand for metals Hudbay produces;

•                  no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates;

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•                  the supply and availability of concentrate for Hudbay’s processing facilities;

•                  the supply and availability of third party processing facilities for Hudbay’s concentrate;

•                  the supply and availability of all forms of energy and fuels at reasonable prices;

•                  the availability of transportation services at reasonable prices;

•                  no significant unanticipated operational or technical difficulties;

•                  the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;

•                  the availability of additional financing, if needed, under Hudbay’s credit facilities;

•                  the availability of financing for Hudbay’s exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop its projects;

•                  the timing and receipt of various regulatory and governmental approvals;

•                  the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations;

•                  Hudbay’s ability to secure required land rights to complete its Constancia project;

•                  maintaining good relations with the communities in which Hudbay operates, including the communities surrounding its Constancia and Rosemont projects and First Nations communities surrounding the company’s Lalor and Reed mines;

•                  no significant unanticipated challenges with stakeholders at Hudbay’s various projects;

•                  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

•                  no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples;

•                  the timing and possible outcome of pending litigation and no significant unanticipated litigation;

•                  certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the failure to successfully re-negotiate the recently expired collective bargaining agreements with one or more unions at Hudbay’s Manitoba operations, the timing and nature of any labour disruptions at the company’s Manitoba operations (including as a result of the strike action that has been commenced by one union or as a result of additional strike actions that may be commenced by one or more other unions), risks associated with the company’s contingency plans for labour disruptions at Hudbay’s operations, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including risks associated with the commissioning and ramp up of the Constancia project and risks associated with the permitting of the Rosemont project), dependence on key personnel and employee and union relations, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay’s reserves, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in Hudbay’s debt instruments or other material contracts, tax refunds,

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hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Information concerning Hudbay’s mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of the Securities and Exchange Commission (the “SEC”) set forth in Industry Guide 7. Under the SEC’s Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide 7 definition of “Reserve”. In accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North and South America principally focused on the discovery, production and marketing of base and precious metals. Hudbay’s vision is to create sustainable value through increased commodity exposure on a per share basis for its shareholders. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, Hudbay is committed to high standards of corporate governance and sustainability. Further information about Hudbay can be found on www.hudbayminerals.com.

For further information, please contact:

Jacqueline Allison

TSX, NYSE — HBM 2015 No. 11

Director, Investor Relations

(416) 814-4387

jacqueline.allison@hudbayminerals.com